Filed by Churchill Capital Corp II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp II

Commission File No. 001-38960

Date: June 2, 2021

EdTech Investor Prosus and Skillsoft Incoming CEO to Discuss Merger with Churchill Capital II in Fireside Chat on Friday at 11AM ET

NEW YORK, June 2, 2021 – Churchill Capital Corp II ("Churchill II" or “Company”) (NYSE: CCX), a public equity acquisition vehicle, today announced Jeff Tarr, incoming CEO of Skillsoft, a global leader in digital learning and talent management solutions upon consummation of Skillsoft’s pending business combination with Churchill II, and advisor to Churchill II, and Larry Illg, CEO of EdTech for Prosus, a global consumer internet group and one of the largest technology investors in the world, will participate in a fireside chat webinar to discuss the pending merger of Skillsoft, Global Knowledge Training LLC ("Global Knowledge") and Churchill II.

To register, CLICK HERE

The webinar will be hosted by IPO Edge and The Palm Beach Hedge Fund Association on Friday, June 4 at 11am ET. IPO Edge Editor-in-Chief John Jannarone will moderate the video session, which will last approximately 45 minutes and include a Q&A with the audience.

The pending combination of Skillsoft, the pioneer of digital learning, and Global Knowledge, a worldwide leader in IT and professional skills, will create a leading global corporate digital learning company with a comprehensive suite of content; customized learning journeys; accessible modalities, and an expanded course portfolio of next-generation, on-demand and virtual content for enterprise learning.

Investment Highlights

•	High level of recurring revenue supported by a blue-chip enterprise customer base
•	Opportunity for future margin expansion
•	Favorable cash conversion attributes
•	Competitive advantage in a dynamic and in-demand market
•	Award-winning, proprietary immersive learning technology platform Percipio
•	Tremendous reach, including serving approximately 70% of Fortune 1000 companies, customers in over 160 countries and more than 45 million learners globally

Jeffrey R. Tarr, Skillsoft Incoming CEO

Jeffrey R. Tarr is an experienced public company CEO and director. Over the last two decades, he has built three publicly traded, tech-enabled information companies into industry leaders. Mr. Tarr was CEO, president and a director of DigitalGlobe, the world leader in satellite imagery and geospatial intelligence, from 2011 until the sale of the company in 2017 to MDA (now Maxar Technologies). Prior to DigitalGlobe, he was President & COO of IHS (now IHS Markit) and Chairman & CEO of the publicly-traded business information company, Hoover’s, Inc. (now a division of D&B). Mr. Tarr currently serves on the board of EchoStar and is chairman emeritus of the Stanford Graduate School of Business Management Board. He also serves on the board of DSST Public Schools, one of the leading open enrollment school systems in the United States. Mr. Tarr previously served on the board of CEB (The Corporate Executive Board Company) until the sale of the company to Gartner in 2017. Mr. Tarr began his career with Bain & Company. He received his undergraduate degree from Princeton University’s School of Public and International Affairs and his MBA from the Stanford Graduate School of Business.

Larry Illg, CEO Prosus EdTech and Food

Larry Illg heads the EdTech and Food teams for Prosus ensuring the company identifies opportunities for future growth in the sectors globally. Previously, he served as the CEO of Prosus Ventures, where he led investments in food delivery, education, healthcare and more, as well as the CEO of PayU, the payments and fintech division of Prosus. He joined Naspers in 2013 as the COO of eCommerce.

Before Naspers, Larry served as Vice President and General Manager of New Ventures at Trulia, Inc. Prior to Trulia, Larry worked at eBay for eight years in varied roles within the classifieds organization including GM, North America and Emerging Markets, GM of Scandinavia, COO of Classifieds, and Sr. Director, Strategy and New Ventures for eBay, where he was an advisor to the President of eBay and senior executives managing eBay's e-commerce properties around the world.

Prior to his work at eBay, Larry spent five years as a strategy consultant, working primarily with some of the largest CPG companies in the world: Nestle, Pepsi, Mattel, and Levi's. He started his professional career as an analyst at the Federal Reserve Board. He holds a Bachelor's degree in Economics and an MBA from the University of California, Berkeley.

As filed in its registration statement on Form S-4/A on May 27, 2021, Churchill II will hold a Special Meeting of its shareholders on June 10, 2021. Recently, Churchill II provided an update regarding Skillsoft and Global Knowledge results, the outlook and the new Board of Directors, which can be found here.

About Churchill Capital Corp II

Churchill Capital Corp II was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, visit churchillcapitalcorp.com.

About Skillsoft

Skillsoft delivers digital learning, training, and talent solutions to help organizations unleash their edge. Leveraging immersive, engaging content, Skillsoft enables organizations to unlock the potential in their best assets — their people — and build teams with the skills they need for success. Empowering 45 million learners and counting, Skillsoft democratizes learning through an intelligent learning experience and a customized, learner-centric approach to skills development with resources for Leadership Development, Business Skills, Technology and Developer, Digital Transformation, and Compliance. For more information, visit www.skillsoft.com.

About Global Knowledge

Global Knowledge is a world leader in technology skills training, supporting major enterprises and IT professionals with innovative and flexible learning solutions and offering authorized content from major technology providers. Global Knowledge delivers training in multiple modalities, both on-demand and instructor-led through virtual delivery and classrooms, blended formats and customized on-site training, directly and through a worldwide partner network. For more information, visit www.globalknowledge.com.

About Prosus

Prosus is a global consumer internet group and one of the largest technology investors in the world. Operating and investing globally in markets with long-term growth potential, Prosus builds leading consumer internet companies that empower people and enrich communities.

The group is focused on building meaningful businesses in the online classifieds, food delivery, payments and fintech, and education technology sectors in markets including India, Russia, and Brazil. Through its ventures team, Prosus invests in areas including health, logistics, blockchain, and social commerce. Prosus actively seeks new opportunities to partner with exceptional entrepreneurs who are using technology to improve people’s everyday lives.

Every day, millions of people use the products and services of companies that Prosus has invested in, acquired or built, including Avito, API Holdings, Brainly, BUX, BYJU'S, Bykea, Codecademy, DappRadar, DeHaat, dott, ElasticRun, eMAG, Eruditus, Honor, iFood, Klar, LazyPay, letgo, Meesho, Movile, Oda, OLX, PayU, Quick Ride, Red Dot Payment, Remitly, Republic, Shipper, SimilarWeb, Skillsoft, SoloLearn, Swiggy, Udemy and Wolt.

Today, Prosus companies and associates help improve the lives of around a quarter of the world's population.

Prosus has a primary listing on Euronext Amsterdam (AEX:PRX) and secondary listings on the Johannesburg Stock Exchange (XJSE:PRX) and a2X Markets (PRX.AJ). Prosus is majority-owned by Naspers.

For more information, please visit www.prosus.com.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Churchill and Skillsoft. Churchill has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of Churchill and a prospectus of Churchill, and Churchill will file other documents regarding the proposed transaction with the SEC. The registration statement on Form S-4 was declared effective on May 27, 2021 and the definitive proxy statement/prospectus was mailed on or about May 28, 2021 to stockholders of record on the close of business on April 28, 2021, the record date for special meeting. Before making any voting or investment decision, investors and security holders of Churchill and Skillsoft are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by Churchill with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Churchill may be obtained free of charge from Churchill at www.churchillcapitalcorp.com. Alternatively, these documents, when available, can be obtained free of charge from Churchill upon written request to Churchill Capital Corp II, 640 Fifth Avenue, 12th Floor, New York, New York 10019, Attn: Secretary, or by calling (212) 380-7500.

Churchill, Skillsoft and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Churchill, in favor of the approval of the merger. Information regarding Churchill’s directors and executive officers is contained in Churchill’s Annual Report on Form 10-K/A for the year ended December 31, 2020, which is filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Skillsoft and other persons who may be deemed participants in the transaction may be obtained by reading the definitive proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Churchill’s, Skillsoft’s and Global Knowledge’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning the completion of the transactions, the expected benefits of the transactions, other possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Churchill’s Form 10-K/A for the year ended December 31, 2020 under Risk Factors in Part I, Item 1A and in the registration statement on Form S-4 discussed above. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Churchill, Skillsoft and Global Knowledge believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Churchill, Skillsoft or Global Knowledge is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Churchill has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Churchill’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the Skillsoft merger, including approval by stockholders of Churchill and Skillsoft, and the Global Knowledge merger on the expected terms and schedule and the risk that regulatory approvals required for the Skillsoft merger and the Global Knowledge merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the Skillsoft merger and the Global Knowledge merger; failure to realize the benefits expected from the proposed transactions; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transactions; business disruption following the transactions; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of Churchill, Skillsoft and Global Knowledge; risks related to Churchill’s, Skillsoft’s or Global Knowledge’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; demand for, and acceptance of, Churchill’s products and for cloud-based technology learning solutions in general; Churchill’s ability to compete successfully in competitive markets and changes in the competitive environment in Churchill’s industry and the markets in which Churchill operates; Churchill’s ability to develop new products; failure of Churchill’s information technology infrastructure or any significant breach of security; future regulatory, judicial and legislative changes in Churchill’s industry; the impact of natural disasters, public health crises, political crises, or other catastrophic events; Churchill’s ability to attract and retain key employees and qualified technical and sales personnel; fluctuations in foreign currency exchange rates; Churchill’s ability to protect or obtain intellectual property rights; Churchill’s ability to raise additional capital; the impact of Churchill’s indebtedness on Churchill’s financial position and operating flexibility; and Churchill’s ability to successfully defend ourselves in legal proceedings.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill’s, Skillsoft’s and Global Knowledge’s control. While all projections are necessarily speculative, Churchill, Skillsoft and Global Knowledge believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Churchill, Skillsoft and Global Knowledge, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Churchill and is not intended to form the basis of an investment decision in Churchill. All subsequent written and oral forward looking statements concerning Churchill, Skillsoft and Global Knowledge, the proposed transactions or other matters and attributable to Churchill, Skillsoft and Global Knowledge or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts

Churchill Capital Corp II

info@churchillcapitalcorp.com

Media

Lauren Odell / Max Dutcher

Gladstone Place Partners

(212) 230-5930